Exhibit 99.1

1 ICZOOM Group Inc. December 2023 NASDAQ: IZM

Forward - Looking Statements This presentation includes statements that are forward - looking statements . These forward - looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs . Investors can identify these forward - looking statements by words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "we believe," "we intend," "may," "should," "will," "could" and similar expressions . The Company undertakes no obligation to update or revise publicly any forward - looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U . S . Securities and Exchange Commission . ICZOOM Group Inc.| Page 2

ICZOOM Group Inc.| Page 3 Based on the unique electronic component part number and open market an onymous trading business model, ICZOOM has created a B2B electronic component open market trading platform , focusing on serving China small and medium - sized enterprises (“SMEs”) market with revenue of approximately $214 million in fiscal year of 2023.

China Remains the Largest Market for Electronic Components Amount of the imported integrated circuit (“IC”) in China , 2018 - 2022 ICZOOM Group Inc.| Page 4 ① Source: General Administration of Customs of the People‘s Republic of China http://www.customs.gov.cn/customs/302249/zfxxgk/2799825/302274/302277/4185050/index.html $312.1 $305.5 $350.0 $432.6 $415.6 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 $350.0 $400.0 $450.0 $500.0 2018 2019 2020 2021 2022 Unit: billion USD Year Amount of the Imported IC in China ① Amount of the imported IC Change Summary Financials Growth Strategies Company Overview Industry Overview

The market size of electronic components is vast in China ICZOOM Group Inc.| Page 5 1. Global semiconductor industry sales totaled $574.1 billion in 2022, the highest - ever annual total and an increase of 3.3% compared to the 2021 total of $555.9 billion. ① 2. The amount of the imported IC was $415.6 billion in China in 2022. ② Source: ① The Semiconductor Industry Association (SIA) https://www.semiconductors.org/global - semiconductor - sales - increase - 3 - 2 - in - 2022 - despite - second - half - slowdown/ ② General Administration of Customs of the People's Republic of China http://www.customs.gov.cn/customs/302249/zfxxgk/2799825/302274/302275/4794311/index.html Summary Financials Growth Strategies Company Overview Industry Overview

ICZoom 拍明芯城

Industry Overview | **Company Overview** | Growth Strategies | Financials | Summary

Highly Experienced Management Team, Executing Long-Term Strategy

Highlights of Experience:



Lei Xia – Co-Founder & CEO

- Former president of SinoHub
- Former first manager of Arrow Electronics Shanghai
- Pioneered an innovative business model
- Captured an outstanding market position in our industry



Duanrong Liu – Co-Founder & COO

- Former manager of Dragon (Hong Kong) Electronics
- Executive MBA from Tsinghua University



Qiang He – CFO

- Former auditor of PricewaterhouseCoopers Zhongtian LLP
- CPA of China and CPA of North Dakota, US

- 3 management team members supporting co-founders
- 20 years average experience in electronics, e-commerce, and data analytics for each member
- Strong management fosters the development of an ecosystem serving China's electronics industry

ICZOOM Group Inc.| Page 6

201 2 2015 2017 2018 201 9 2020 2021 2022 2023 Platform 1.0 launched Improved Platform 2.0 launched Platform updated twice a month since 2017 Revenue g rowth rate reached to the highest record at 69%. Intellectual property management and layout Platform Development and Innovation Leadership ICZOOM Group Inc.| Page 7 Obtained Authorized Economic Operator certificate since 2018 Intellectual property management system certification and 55 software copyrights Further exploration on the SME market Successful completion of the IPO. Started listing on Nasdaq. Summary Financials Growth Strategies Company Overview Industry Overview

ICZOOM Group Inc.| Page 8 Summary Financials Growth Strategies Company Overview Industry Overview Component Manufacturer （ Nearly 100,000 worldwide ） Authorized Distributor Category Distributor Independent Distributor Large Enterprises SMEs

Anonymous Trading System Technology - driven platform Customer - Oriented • Unique part number as trading mark to facilitate trade without revealing buyer and seller information • Filters false product information • Real - time product and price searching • Proprietary SaaS - based platform to fully digitize the transaction • Five main models including inventory, procurement, customer relationship management, bill of material and logistics management • Focus on SMEs electronic component market segment • On & Offline integrated service for customer needs • Authorized Economic Operator (AEO) certificate holder ICZOOM Group Inc.| Page 9 Summary Financials Growth Strategies Company Overview Industry Overview

ICZOOM Group Inc.| Page 10 Summary Financials Growth Strategies Company Overview Industry Overview Our Business Model Application Programming Interface(API)

One - stop Customs Clearance 1 Customized Service 2 Enterprise Level Hierarchical Customer Management 3 7 Temporary Warehousing 4 Logistic Service 5 6 Supply Chain Coordination Custom s Qualification ICZOOM Group Inc.| Page 11 Summary Financials Growth Strategies Company Overview Industry Overview

Price Transparency Relationship with Registered Users Product Quality Cost of Technical Support Team Inventory Pressure Income Platform Type Yes Serving Guaranteed Low None L ow m ark up ICZOOM No Competing Guaranteed High High Surcharge Authorized Distributor No Competing Guaranteed High High Surcharge Category Distributor No Competing Guaranteed High High Surcharge Independent Distributor ICZOOM Group Inc.| Page 12 Our Advantage Over Other Platforms Summary Financials Growth Strategies Company Overview Industry Overview

ICZOOM Group Inc.| Page 13 Fiscal Year ends June 30 Suppliers Customer s • Distributors from Overseas • Manufacturers in China • S mall and medium - sized enterprises in the PRC • S hort inventory turnover period of 1.05 days and 1.83 days as of June 30, 2023 and 2022 25+ million stock - keeping units ("SKUs" ͨ Revenue Per Customer: $ 276,286 Revenue Per Customer: $ 263,721 Our Growing Customers And Suppliers Summary Financials Growth Strategies Company Overview Industry Overview FY2022 1 , 051 FY2023 813 FY202 2 1,012 FY2023 836

ICZOOM Group Inc.| Page 14 Summary Financials Growth Strategies Company Overview Industry Overview Our Business Processes Registered Users • Fill in the registration information for the platform to review Customer • ICZOOM's salesperson contacts the registered user to obtain the demand preference • Conversion from registered users to customers by completion of the first order Inquiry/ Search • ICZOOM presents product information and order requirements • ICZOOM matches customers’ needs • Achieve fast matching transactions Place Order • ICZOOM recommends and sells other products to customers • ICZOOM provides combo order opportunities with discount • ICZOOM provides value - added services Platform Delivery • ICZOOM delivers the goods and receives the payment • ICZOOM provides after - sales service

1 . Increase number of registered users to generate more customers and revenue 2. Continue to invest in SaaS software system to support growth ▪ Extensive industry data ▪ Enhanced data storage and integration ▪ Boosted data processing efficiency ▪ Optimized data analytics algorithms ▪ Strengthen our cooperation with large suppliers ▪ I ncrease number of customers and revenue ▪ Grow storage and customs clearing services ▪ Offer sell credit to more customers ICZOOM Group Inc.| Page 15 Summary Financials Growth Strategies Company Overview Industry Overview

ICZoom Group Inc.| Page 16 Fiscal Year ends June 30 $163,971,645 $277,747,738 $286,539,736 $211,123,155 $1,241,966 $1,613,088 $3,836,635 $3,282,071 $165,213,611 $279,360,826 $290,376,371 $214,405,226 $0 $50,000,000 $100,000,000 $150,000,000 $200,000,000 $250,000,000 $300,000,000 $350,000,000 FY2020 FY2021 FY2022 FY2023 Driving Revenue Growth Revenue - Service commission fee Revenue - Sales of electronic components Total revenue ↑ 69.1% ↑ 3.9% ↑ 29.9% ↑ 137.8% ↑ 3.2% ↑ 69.4% ↓ 14.5% ↓ 26.3% ↓ 26.2% Summary Financials Growth Strategies Company Overview Industry Overview

ICZoom Group Inc.| Page 17 $1,498,158 $1,778,854 $1,931,785 $1,991,992 $2,123,501 $2,845,983 $2,511,424 $2,425,587 $3,621,659 $4,624,837 $4,443,209 $4,417,579 $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 $3,500,000 $4,000,000 $4,500,000 $5,000,000 FY2020 FY2021 FY2022 FY2023 Operating Expenses General and administrative expenses Selling expenses Total operating expenses ↑ 27.7% ↓ 3.9% ↑ 34.0% ↓ 11.8% ↑ 8.6% ↓ 0.6% ↓ 3.4% ↑ 3.1% ↑ 18.7% Fiscal Year ends June 30 Summary Financials Growth Strategies Company Overview Industry Overview

ICZoom Group Inc.| Page 18 Summary Financials Growth Strategies Company Overview Industry Overview Fiscal Year ends June 30 2.19% 1.66% 1.53% 2.10% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 2020 2021 2022 2023 % Total Operating Expense to Revenue

ICZoom Group Inc.| Page 19 $591,870 $2,634,566 $2,569,810 $1,751,170 $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 FY2020 FY2021 FY2022 FY2023 Net Income Net Income Change Fiscal Year ends June 30 ↑ 345.1% ↓ 2.5% 0.36% 0.94% 0.88% 0.82% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% 1.00% FY2020 FY2021 FY2022 FY2023 Profit Margin* Profit Margin Summary Financials Growth Strategies Company Overview Industry Overview ↓ 31.9% * Profit margin representing % total net income to revenue

ICZoom Group Inc.| Page 20 • Experienced management t eam with long - term s trategy • Focused on China’s large & g rowing electronic component m arket • Exclusive growing B2B e - Commerce platform • Highly growth, a sset - light, scalable e - Commerce model • Serving small and medium - sized e nterprises (“SMEs”) • Anonymous trading, SaaS scalable system, value - added services • Positive profitability for many consecutive years Summary Financials Growth Strategies Industry Overview Company Overview Investment Highlights

Thank You! Investor Relations Contact: David Pasquale Global IR Partners IZM@Globalirpartners.com +1 - 914 - 337 - 8801